UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 27, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 27 July 2021 entitled ‘RESULTS OF ANNUAL GENERAL MEETING’.

VODAFONE GROUP PLC

RESULTS OF ANNUAL GENERAL MEETING

Results of Annual General Meeting

The Annual General Meeting of Vodafone Group Plc was held at The Pavilion, Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN on Tuesday 27 July 2021 at 10.00 am.

The results of polls on all 23 resolutions were as follows:

	Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For	For (% of shares voted)	Against	Against (% of shares voted)	Votes withheld
1.	To receive the Company’s accounts, the strategic report and reports of the Directors and the auditor for the year ended 31 March 2021.	17,132,724,181	61.60	17,125,806,638	99.96	6,917,543	0.04	23,915,195
2.	To elect Olaf Swantee as a Director.	17,130,076,272	61.59	17,095,470,221	99.80	34,606,051	0.20	26,435,255
3.	To re-elect Jean-François van Boxmeer as a Director.	17,131,196,388	61.59	16,235,434,377	94.77	895,762,011	5.23	25,534,309
4.	To re-elect Nick Read as a Director.	17,131,339,238	61.59	17,088,602,622	99.75	42,736,616	0.25	25,271,692
5.	To re-elect Margherita Della Valle as a Director.	17,131,587,069	61.59	17,084,011,783	99.72	47,575,286	0.28	24,992,962
6.	To re-elect Sir Crispin Davis as a Director.	17,130,152,964	61.59	17,009,929,952	99.30	120,223,012	0.70	26,432,593
7.	To re-elect Michel Demaré as a Director.	17,129,962,222	61.59	17,061,166,726	99.60	68,795,496	0.40	26,647,135
8.	To re-elect Dame Clara Furse as a Director.	17,130,989,026	61.59	17,094,737,047	99.79	36,251,979	0.21	25,620,151
9	To re-elect Valerie Gooding as a Director.	17,130,841,063	61.59	16,872,817,032	98.49	258,024,031	1.51	25,768,550
10.	To re-elect Maria Amparo Moraleda Martinez as a Director.	17,131,017,933	61.59	16,466,110,256	96.12	664,907,677	3.88	25,591,305
11.	To re-elect Sanjiv Ahuja as a Director.	RESOLUTION WITHDRAWN
12.	To re-elect David Nish as a Director.	17,125,461,561	61.57	17,056,275,299	99.60	69,186,262	0.40	31,110,498
13.	To declare a final dividend of 4.50 eurocents per ordinary share for the year ended 31 March 2021.	17,146,267,777	61.64	17,016,928,924	99.25	129,338,853	0.75	10,335,481
14.	To approve the Annual Report on Remuneration contained in the Remuneration Report of the Board for the year ended 31 March 2021.	17,131,306,675	61.59	16,729,088,541	97.65	402,218,134	2.35	25,262,861
15.	To reappoint Ernst & Young LLP as the Company’s auditor until the end of the next general meeting at which accounts are laid before the Company.	17,142,233,659	61.63	16,713,626,165	97.50	428,607,494	2.50	14,379,508
16.	To authorise the Audit and Risk Committee to determine the remuneration of the auditor.	17,140,202,508	61.62	16,873,583,470	98.44	266,619,038	1.56	16,372,690
17.	To authorise the Directors to allot shares	17,134,515,551	61.60	16,058,241,382	93.72	1,076,274,169	6.28	22,070,445
18.	To authorise the Directors to dis-apply pre-emption rights.	17,109,183,719	61.51	16,767,989,818	98.01	341,193,901	1.99	47,381,780
19.	To authorise the Directors to dis-apply pre-emption rights up to a further 5 per cent for the purposes of financing an acquisition or other capital investment.	17,120,134,729	61.55	16,370,746,771	95.62	749,387,958	4.38	36,451,703
20.	To authorise the Company to purchase its own shares.	17,135,194,625	61.61	16,843,308,960	98.30	291,885,665	1.70	21,372,240
21.	To approve the adoption of new articles of association.	17,113,903,563	61.53	17,080,074,901	99.80	33,828,662	0.20	42,680,690
22.	To authorise political donations and expenditure.	17,119,587,463	61.55	16,817,937,876	98.24	301,649,587	1.76	33,749,912
23.	To authorise the Company to call general meetings (other than AGMs) on a minimum of 14 clear days’ notice.	17,125,163,856	61.57	16,158,288,221	94.35	966,875,635	5.65	30,879,790

The number of Ordinary Shares in issue on 23 July 2021 (excluding shares held in Treasury) was 27,814,578,745. Shareholders are entitled to one vote per share. A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

Resolutions 1 to 17 (inclusive) and 22 were passed as Ordinary Resolutions. Resolutions 18 to 21 (inclusive) and 23 were passed as Special Resolutions.

In accordance with Listing Rule 9.6.2, a copy of Resolutions 21 to 23 (inclusive), passed as Special Business at the Annual General Meeting, have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Other matters

Following conclusion of the Annual General Meeting, the below changes to the composition of the Board and its Committees were effective:

-	Olaf Swantee was appointed as a Non-Executive Director and became a member of the Audit and Risk Committee;

-	Sanjiv Ahuja retired as a Non-Executive Director and member of the Audit and Risk Committee; and

-	Renee James retired as a Non-Executive Director and member of the Nominations and Governance and Remuneration Committees.

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 27, 2021	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary